June 23, 2005

Via EDGAR Correspondence and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Ms. Melinda Kramer

Re:	Superior Well Services, Inc. Form S-1 filed May 5, 2005 File No. 333-124674

Ladies and Gentlemen:

     On behalf of Superior Well Services, Inc. (the “Company”) we enclose four courtesy copies of the Company’s Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”) that was filed on June 23, 2005, each of which has been marked to show changes from the initial filing of the Registration Statement.

     Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2005. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the Staff’s comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that the Company filed today via EDGAR. All references to “the Company,” “we,” “us” and “our” refer to Superior Well Services, Inc.

Securities and Exchange Commission June 23, 2005 Page 2

Form S-1

General

1.	To eliminate the need for repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response:	The Registration Statement has been revised as requested and we have referenced all relevant pages in our responses.

2.	To expedite the review process, we suggest that you promptly file all exhibits, including the opinion of counsel regarding legality and any employment agreements. Similarly, we note that you omit a large amount of information from your prospectus. In your amended registration statement, include all material not properly omitted under Rule 430A. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments upon review of the omitted exhibits and the new and updated disclosure.

Response:	In Amendment No. 1, we have filed all exhibits except for Exhibits 1.1 and 10.8, which we intend to file prior to requesting effectiveness of the Registration Statement. We acknowledge that the Staff may have comments on these exhibits once filed.

We have included all information that is not properly omitted under Rule 430A, with the exception of information that is related to or derived from the number of shares or the anticipated price range of the shares to be offered, including the pro forma financial information for Superior Well Services, Inc. As of the date of this filing, we have not yet determined the number of shares or the anticipated price range of the shares to be offered. Accordingly, the Registration Statement will be revised in a subsequent amendment to reflect such information following its determination. We acknowledge that the Staff may have further comments after reviewing this information.

3.	You are responsible for providing current, accurate and complete information. In that regard, the statements that appear in the fifth and ninth sentences on page i are inappropriate. Eliminate all similar statements, and instead make clear that you have provided disclosure that is reliable, current, accurate and complete. In that regard, we also would expect updated

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disclosure when available regarding the following, among other items and without limitation:

•	Nasdaq NMS quotation,

•	intended use of proceeds,

•	the identity of your new CFO and new directors, and information as to when each listed director began service as a director,

•	the composition of your committees,

•	the terms of employment agreements and other compensation issues, including director compensation,

•	the terms of the 2005 Stock Incentive Plan,

•	disclosure that you omit from pages 57 to 65 and

•	the details of the agreements that you have with each of the various entities, including the management structure and operational arrangements amongst you and the various partnerships.

Response:	The Registration Statement has been revised as requested, except for the amount of outstanding debt to be repaid with the proceeds of this offering and certain disclosures omitted from pages 66 through 73 of Amendment No. 1. Please see the cover of the prospectus and pages i, 6, 21, 54 through 65 and 70. With respect to the disclosure omitted from pages 66 through 73 (other than the number of authorized shares of common stock and preferred stock in “Description of Capital Stock, which share numbers have been included in Amendment No. 1), we have not yet determined the number of shares to be offered by us or the selling stockholders or the anticipated price range of such shares. Accordingly, the Registration Statement will be revised in a subsequent amendment to include the disclosure omitted from pages 66 through 73, which disclosure is dependent upon the determination of the number of shares to be offered by us and the selling stockholders and the anticipated price range of such shares. We acknowledge that the Staff may have further comments after reviewing this information.

Securities and Exchange Commission June 23, 2005 Page 4

Prospectus Summary, page 1

4.	Provide us with support for all assertions you make regarding the following and similar areas of disclosure:

(a)	your “leading” market positions and your status as a “leading oilfield services provider,” making clear in context what that leadership status entails

(b)	the view that others have of your providing “higher value alternatives”

(c)	your “established reputation for safety, reliability and highly responsive customer service”

(d)	your provision of services “comparable to the major oilfield services companies at lower prices”

(e)	your cost structure is “lower than our competitors” and your “relatively low cost structure (page 29).”

In that regard, we note also the disclosure that appears at page 11, suggesting that your larger competitors are capable of competing more effectively on the basis of price.

Response:	With respect to the assertions referenced in comment 4(c), our belief that we have an established reputation for safety and highly responsive customer service is derived from the feedback in surveys that we typically receive from our customers following the completion of each job. The Registration Statement has been revised to include a reference to these customer surveys. Please see page 4. With respect to the other assertions referenced in comment 4, there is a general lack of available third-party data to support these assertions. Accordingly, we have revised the Registration Statement to delete the referenced assertions. Please see pages 1, 4 and 12.

Competitive Strengths, page 4

5.	We note your discussion of the competitive strengths of the company. To provide more balanced disclosure, also include a brief discussion of your weaknesses.

Securities and Exchange Commission June 23, 2005 Page 5

Response:	We have included a discussion of the material risks and other factors that could mitigate our competitive strengths and limit our ability to successfully implement our business strategy. Please see page 5.

Risk Factors, page 9

6.	Revise your risk factor captions and discussions to state plainly the specific and immediate effects on your operations or your company and the potential harm to investors. For example, the first and second risk factor captions on page 10 do not identify the resulting harm of the risk. See also the second risk factor discussion on page 14.

Response:	The Registration Statement has been revised as requested. Please see pages 11, 14 and 15.

7.	Rather than including language like “there can be no assurance that” or you “cannot be certain that,” revise to state the risk plainly and directly. Also remove language that tends to mitigate the risk you present, including clauses that begin “Although” and the first sentence of the third paragraph under “Our operations are subject to inherent risk.”

Response:	The Registration Statement has been revised as requested. Please see pages 10 through 15.

Capitalization, page 21

8.	Please include a statement indicating the table presented sets forth your cash and cash equivalents and capitalization as of December 31, 2004. As cash and cash equivalents do not represent capitalization of a company, please revise the summation of your capitalization within your table to exclude the amount of cash and cash equivalents as of December 31, 2004.

Response:	The Registration Statement has been revised as requested. Please see page 22.

Management’s Discussion and Analysis of Financial Condition . . ., page 25

9.	Please explain to us why you believe disclosure of quarterly results of operations is not necessary considering the seasonality of your business.

Response:	Historically, the effects of seasonality have at times diminished our activities in the Appalachian region and certain parts of the Mid-Continent region during a

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two to three-week period in the in the first quarter due to road conditions resulting from the annual spring thaw. As our operations have expanded in recent years into new operating regions in warmer climates, this brief period of diminished activity no longer has a significant impact on our overall results of operations. Because of the limited impact of seasonality on our business, we do not believe that disclosure of quarterly results is necessary for users of our financial statements to fully understand our business and results of operations. Accordingly, we have revised the Registration Statement to clarify the limited impact of seasonality on our business. Please see pages 16, 31 and 32.

Our Results of Operations, page 29

10.	Where two or more business reasons contributed to a material change in a financial statement line item, quantify the extent to which each item contributed to the overall change. For example, you identify four reasons for an increase in cost of revenue in comparing 2004 against 2003 and an offsetting reduction in the costs of revenue but you do not quantify the effects to promote the reader’s understanding. Please refer to the guidance in FRC Section 501.04.

Response:	The Registration Statement has been revised as requested. Please see pages 31 through 36.

11.	You identify four measures that you use to analyze the performance of your services on page 26. However, you do not analyze these measures within MD&A. Please revise your disclosure to give readers a view of your company through the eyes of management by providing analyses of those key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your company. Refer to FRC Section 501.12 for further guidance.

Response:	The Registration Statement has been revised as requested. Please see pages 28 through 29 and 32 through 36.

General Trends and Outlook, page 32

12.	The disclaimer that appears in the last paragraph requires additional clarifying disclosure. To the extent that you retain it, you will need to discuss in necessary detail the material assumptions you made in order to place it in proper context.

Securities and Exchange Commission June 23, 2005 Page 7

Response:	The Registration Statement has been revised to delete the referenced disclaimer paragraph. Please see page 38.

Our Results of Operations, page 29

13.	Where two or more business reasons contributed to a material change in a financial statement line item, quantify the extant to which each item contributed to the overall change. For example, you identify four reasons for an increase in cost of revenue in comparing 2004 against 2003 and an offsetting reduction in the costs of revenue but you do not quantify the effects to promote the reader’s understanding. Please refer to the guidance in FRC Section 501.04.

Response:	Please see our response to comment 10.

14.	You identify four measures that you use to analyze the performance of your services on page 26. However, you do not analyze these measures within MD&A. Please revise your disclosure to give readers a view of your company through the eyes of management by providing analyses of those key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your company. Refer to FRC Section 501.12 for further guidance.

Response:	Please see our response to comment 11.

Liquidity and Capital Resources, page 34

15.	We note your disclosure that you believe your funds are sufficient to “meet both [your] short-term working capital requirements and [your] long-term capital expenditure requirements.” Revise to clarify whether you believe such amounts will be adequate to fund your operations for at least the next 12 months.

Response:	The Registration Statement has been revised as requested. Please see page 38.

Critical Accounting Policies, page 36

16.	We note that you identified and disclosed several critical accounting policies. Your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Your disclosures should provide

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information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Response:	The Registration Statement has been revised as requested. Please see pages 41 and 42.

Business, page 39

Properties, page 45

17.	For each material lease, disclose the expiration date and specify whether it’s renewable at your option.

Response:	The Registration Statement has been revised as requested. Please see page 50.

Operating Risks and Insurance, page 45

18.	Ensure that your disclosure is tailored to your particular circumstances. For example, based on the disclosure that appears at page 39 and elsewhere, it appears that the reference to damage to “marine life” would not necessary apply to your operations. In that connection, ensure that your discussion of the applicable environmental regulations and any compliance issues is sufficiently precise and complete. Disclose that with regard to CERCLA, you are subject to strict liability and that your liability could extend to situations in which you previously owned or operated a property.

Response:	The Registration Statement has been revised as requested. Please see pages 50 through 52.

Securities and Exchange Commission June 23, 2005 Page 9

Management, page 48

19.	Revise the biographical sketches to clarify the familial relationship between the Snyders; we note the disclosure at page 54 in that regard. Also for both Snyders and for Mr. Kistner, disclose their business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time.

Response:	The Registration Statement has been revised as requested. Please see pages 54 through 55.

Compensation of Executive Officers, page 51

20.	We note your disclosure in footnote (2) regarding the aggregate holdings of restricted stock by Messrs. Wallace, Reese, and Linaberger and your cross-reference to the Employment Agreements. However, the information in that section does not provide any meaningful additional disclosure. Provide all necessary detail in that regard.

Response:	The Registration Statement has been revised as requested. Please see pages 60 through 61.

Underwriting, page 65

21.	We note your disclosure that the underwriters may, in their sole discretion, release the lock-ups early. Disclose the factors to be considered in making any such determination. Advise us whether there are any agreements or understandings, tacit, explicit or otherwise with regard to the release of any locked-up shares. Also, disclose how many outstanding shares are subject to the restrictions and how many are not covered by the restrictions, and quantify or identify the “substantially all of [your] stockholders” to whom you refer in the third paragraph on page 65.

Response:	The Registration Statement has been revised as requested. Please see page 73. McDonald Investments Inc., the lead manager of our offering, has advised us that there are currently no agreements or understandings, either tacit, explicit or otherwise, between McDonald Investments Inc. and any party subject to a lock-up arrangement with regard to the release of any locked-up shares. The information regarding the number of shares subject to the lock-up restrictions will be derived in part from the number of shares to be offered in this offering, which we have not yet determined. Accordingly, the Registration Statement will be revised in a subsequent amendment to include this information. We

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acknowledge that the Staff may have further comments after reviewing this information.

Financial Statements and Related Disclosure

General

22.	Please explain to us what consideration you have given to the pro forma financial statement requirements included in Article 11 of Regulation S-X in light of the change in the form of your business organization and the application of proceeds from the proposed sale of securities.

Response:	We intend to include pro forma financial information for the Company in a subsequent amendment, and the Registration Statement has been revised accordingly. Please see pages 7 through 9, 24 through 26 and F-1 through F-5. We acknowledge that the Staff may have further comments after reviewing this information.

Combined Financial Statements of Superior Well Services, Ltd. and Bradford Resources, Ltd., page F-1

Note 2. Summary of Significant Accounting Policies, page F-10

23.	Support your conclusion that you operate in one segment. We note the discussion of your four operating regions. Specifically address paragraphs 10 – 24 of SFAS 131 in your response.

Response:	In developing our disclosure, we reviewed paragraphs 10-24 of SFAS 131 and considered the characteristics applicable to operating segments and how this accounting standard applies to us. In reviewing the characteristics of an operating segment, we considered the business activities from which we earn revenue, the financial information that we prepare, how operating results are viewed and the individuals performing the operating results review.

Paragraph 10 of SFAS 131 defines an operating segment to be a component of the enterprise that:

a. engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

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b. whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance, and

c. for which discrete financial information is available.

We currently derive revenue from 12 service centers that operate in five geographic operating regions. Each operating region has separate regional or field-level operational management, except for the Southwest region where our operations are coordinated by the regional managers of the Southeast and Mid-Continent regions. We are in the process of developing our Southwest region and Rocky Mountain region customer bases and each of those regions currently accounts for less than 10% of our revenues and assets.

Our chief executive officer is our chief operating decision maker and regularly reviews the performance and operating results of each of our five operating regions with the relevant regional managers in making resource allocation decisions.

In each of our operating regions, we offer two types of services – technical pumping services and down-hole surveying services. Each of our operating regions exhibit, or, in the case of regions with newly-established service centers, are expected to exhibit, similar long-term financial performance and economic characteristics. We use the same methods to market and deliver these services in each operating region. In addition, we provide these services to the same type of customer (oil and natural gas and production companies) in each operating region, and throughout our service area we service customers in multiple operating regions or from multiple service centers within the same operating region.

Paragraph 17 of SFAS 131 states: “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of [SFAS 131]” and meets certain other criteria. Provided below is a summary of our evaluation of the criteria in paragraph 17.

•	The segments have similar economic characteristics: In each of our operating regions, we offer two types of services – technical pumping services and down-hole surveying services. Each of our operating regions exhibit, or, in the case of regions with newly-established service centers, are expected to exhibit, similar long-term financial performance and economic characteristics. Our experience is that our new service

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centers achieve economic performance similar to our longer-established service centers within 12 to 24 months of establishment. In addition, each of our operating regions exhibit similar economic characteristics, such as the pricing of our products and services, our operating costs and our labor expenses, which are similar across each of those regions.

•	The nature of the products and services: Our full range of products and services is available to customers in each of our operating regions. The nature of our products and services does not vary across the regions in which they are offered.

•	The nature of the production process: We use the same methods to provide our products and services in each operating region. In fact, in some cases we service customers in one operating region (e.g., our Southwest region) using mobile crews and equipment based in different operating regions (e.g., our Mid-Continent and Southeast regions).

•	The type or class of customer for their products and services: We provide both types of services to the same type of customer (oil and natural gas and production companies) in each operating region. Throughout our service area we service customers in multiple operating regions or from multiple service centers within the same operating region.

•	The methods used to distribute their products or provide their services: Throughout our service area, we deliver our products and services through mobile service crews that have similar skills and training and perform similar functions. Because of the interchangeable nature of our service crews, each crew is able to deliver our services in any of the regions throughout our service area. We periodically move crews between operating regions and service centers to meet changing market conditions. Furthermore, we use similar marketing efforts, through local sales personnel, to market both types of services to our customers throughout our service area.

We believe that aggregation of the results of operations of our operating regions is consistent with the objectives and basic principles of SFAS 131. Furthermore, the nature of our operations across all operating regions meets the requirements of paragraph 17, which permits aggregation of two or more operating segments when the above criteria are met.

Securities and Exchange Commission June 23, 2005 Page 13

Consistent with the principles set forth in Paragraph 3 of SFAS 131, we believe our financial statement presentation and MD&A disclosure give users of our financial statements the information necessary to understand our performance and prospects for future cash flows, as well as to make more informed judgments about us as a whole. Providing disaggregated information for our operations would not provide the users of our financial statements with any additional information or insight into the types of business activities in which we are engaged or the economic environment in which we operate.

Trade Accounts Receivable, page F-10

24.	Please disclose that no bad debt expense has been recorded to date. Please refer to Regulation S-X, Rule 5-02.4.

Response:	The Registration Statement has been revised as requested. Please see page F-15.

Property, Plant and Equipment, page F-11

25.	Please disclose the basis for determining the amounts of property, plant and equipment reported (e.g., cost).

Response:	The Registration Statement has been revised as requested. Please see page F-15.

26.	We note that you depreciate leasehold improvements over their estimated useful lives. We believe that leasehold improvements in an operating lease should be authorized by the lessee over the shorter of their economic lives or the lease term, as defined in paragraph 5(f) of SFAS 13. Please tell us whether the impact of amortizing leasehold improvements over the shorter of their economic lives or the lease term has a material impact on your financial statements, and revise your disclosure to reflect the appropriate policy.

Response:	The Registration Statement has been revised as requested. Please see page F-15. The disclosure under “Property, Plant and Equipment” has been revised to indicate that the useful lives range of 15 to 30 years refers to buildings and improvements. As of March 31, 2005, leasehold improvements amounted to approximately $88,200. The impact of amortizing the leasehold improvements over the shorter of their economic lives or the lease term would increase amortization expense by approximately $11,800 for each of the annual periods presented. We consider this difference to be immaterial.

Securities and Exchange Commission June 23, 2005 Page 14

We will begin amortizing the existing and future leasehold improvements over the shorter of their economic lives or the lease term. This immaterial change will be accounted for prospectively.

27.	Please revise your descriptions of “machinery and equipment” on page F-11 and “equipment and vehicles” on the face of the balance sheet on page F-6 to be consistent.

Response:	The Registration Statement has been revised as requested. Please see page F-15.

28.	Please disclose the amount of depreciation expense for each year an income statement is presented.

Response:	The Registration Statement has been revised as requested. Please see page F-15.

29.	Please disclose your policy for recording and measuring impairments of long-lived assets.

Response:	The Registration Statement has been revised as requested. Please see page F-15.

Revenue Recognition, page F-11

30.	Expand your revenue recognition policy to address all the criteria detailed in SAB Topic 13:1. Specifically address how you determine that a service has been rendered or a product has been provided.

Response:	The Registration Statement has been revised as requested. Please see page F-15.

Securities and Exchange Commission June 23, 2005 Page 15

Interest Rate Risk Management, page F-11

31.	Please disclose the following related to your derivative instruments to the extent applicable:

•	whether your interest rate swap agreements are fair value hedges or cash flow hedges;

•	a description of the events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income;

•	the estimated amount of existing gains and losses at the reporting date that is expected to be reclassified into earnings over the next 12 months;

•	the criteria required to be met for each accounting method used, including a discussion of the criteria required to be met for hedge or deferral accounting and accrual or settlement accounting;

•	the accounting method used if the criteria are not met; and

•	where and when the gains and losses are reported in the statements of cash flows and results of operations.

          Please refer to SFAS 133 and Regulation S-X, Rule 4-08(n) for additional guidance.

Response:	The Registration Statement has been revised as requested. Please see page F-16.

Long-Term Debt, page F-13

32.	We note that you have classified your $4.0 million outstanding borrowings as “Note payable” on the face of the balance sheet but have referred to the borrowings as a line of credit in the footnote entitled “Long-Term Debt”. Revise your disclosures for the outstanding borrowings to be consistent throughout the financial statements.

Response:	The Registration Statement has been revised as requested. Please see pages F-17 through F-19.

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33.	Please disclose the following for your long-term debt:

•	weighted-average interest rate on short-term borrowings outstanding as of the date of each balance sheet presented;

•	the amount of the margin in the description of the interest rate, “LIBOR plus a margin”;

•	the name of the affiliated company that guarantees the line of credit;

•	the amount of commitment fee for your credit facilities, if any; and

•	a brief indication of priority.

     Please refer to Regulation S-X, Rule 5-02.19 and Rule 5-02.22 for additional guidance.

Response:	The Registration Statement has been revised as requested. Please see pages F-17 through F-19.

          Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to T. Mark Kelly of Vinson & Elkins LLP at 713.758.4592 (telephone) or 713.615.5531 (fax) or Brett E. Braden of Vinson & Elkins LLP at 713.758.4478 (telephone) or 713.615.5756 (fax).

Very truly yours, VINSON & ELKINS LLP
/s/ BRETT E. BRADEN
By: Brett E. Braden

Enclosures

Securities and Exchange Commission June 23, 2005 Page 17

cc (w/ enclosures):	David E. Wallace (Superior Well Services, Inc.) Thomas W. Stoelk (Superior Well Services, Inc.)
T. Mark Kelly (Vinson & Elkins LLP) Christopher M. Kelly (Jones Day) Stephen W. Swanson (Jones Day) Nancy L. Bromall (Schneider Downs) Steven D. Thompson (Schneider Downs)